

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2025

Masoud Toloue, Ph.D.
President and Chief Executive Officer
Quanterix Corp
900 Middlesex Turnpike
Billerica, MA 01821

> **Re: Quanterix Corp**
> **Registration Statement on Form S-4**
> **Filed February 14, 2025**
> **File No. 333-284932**

Dear Masoud Toloue Ph.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Kerry Burke, Esq.